                                                                                            Exhibit 12(f)
                                    System Energy Resources, Inc.
                       Computation of Ratios of Earnings to Fixed Charges and
                    Ratios of Earnings to Fixed Charges and Preferred Dividends

                                                                                   Years Ended
                                                            --------------------------------------------------------
                                                                                   December 31,
                                                              1989         1990       1991         1992        1993
                                                            --------------------------------------------------------
                                                                         (In Thousands, Except for Ratios)
Fixed charges, as defined:
  Interest on mortgage bonds                                $148,402    $138,689    $126,351    $104,429    $ 91,472
  Interest on other long-term debt                            91,295      91,955      92,187      92,189      93,346
  Interest on lease nuclear                                   18,298      13,830      10,007       6,265       6,790
  Amortization of expense and premium on debt-net              7,326      10,532       7,495       6,417       4,520
  Other interest charges                                       2,790       1,460       3,617       1,506       1,600
                                                            --------------------------------------------------------
Total fixed charges, as defined                             $268,111    $256,466    $239,657    $210,806    $197,728
                                                            ========================================================
Earnings as defined:
  Net Income                                               $(655,524)   $168,677    $104,622    $130,141    $ 93,927
  Add:
    Provision for income taxes:
      Federal and State                                     (168,440)      4,620     (26,848)     35,082      48,314
      Deferred Federal and State - net                        93,048      52,962      37,168      23,648      60,690
    Investment tax credit adjustment - net                   (14,321)     56,320      63,256      30,123     (30,452)
    Fixed charges as above                                   268,111     256,466     239,657     210,806     197,728
                                                           ---------------------------------------------------------
Total earnings, as defined                                 $(477,126)   $539,045    $417,855    $429,800    $370,207
                                                           =========================================================
Ratio of earnings to fixed charges, as defined                    (a)       2.10        1.74        2.04        1.87
                                                            ========================================================

- ------------------------
(a) Earnings for the twelve months ended December 31, 1989 were inadequate to cover fixed charges due to
    System Energy's cancellation and write-off of its investment in Grand Gulf 2 in September 1989.
    The amount of the coverage deficiency for fixed charges was $745.2 million.
